

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2025

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Road
Mocksville, NC 27028

> **Re: 22nd Century Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2025**
> **File No. 001-36338**

Dear Lawrence Firestone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing